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FOR IMMEDIATE RELEASE


BENESSE ANNOUNCES INCREASE IN OFFER PRICE TO $16.50 PER SHARE IN TENDER OFFER FOR BERLITZ INTERNATIONAL, INC.

         New York, New York (May 16, 2001) - Benesse Corporation and Benesse Holdings International, Inc. announced today that they had increased the offer price in their tender offer to purchase all of the outstanding shares of common stock of Berlitz International, Inc. (NYSE: BTZ) to $16.50 cash per share and extended the offer until 5:00 p.m., New York City time, on Thursday, May 31, 2001.

         Benesse and Benesse Holdings stated that they had increased the offer price because a sufficient number of shares had not been tendered at the scheduled expiration date to satisfy the minimum tender condition to the offer and because the two largest shareholders of Berlitz (other than Benesse Holdings), which hold approximately 16.7% of the outstanding shares, had indicated that they would not tender their shares at the original offer price. Benesse and Benesse Holdings also stated that they will not (i) further increase the offer price or (ii) further extend the offer unless required to do so under the terms of the offer (including any further extension required by the SEC).

         Benesse has been advised by Citibank, N.A., the depositary for the tender offer, that as of 5:00 p.m., New York City time, on Tuesday, May 15, 2001, approximately 488,294 shares of Berlitz's common stock had been tendered into the offer (including through notices of guaranteed delivery) and not withdrawn. Such shares, together with shares already owned by Benesse and its affiliates, represent approximately 80.7% of Berlitz's outstanding shares. If, following completion of the tender offer, Benesse Holdings owns at least 90% of the outstanding shares of Berlitz's common stock, Benesse Holdings will acquire the remaining outstanding Berlitz shares by a share exchange without a vote of shareholders of Berlitz, as permitted under applicable law. As a consequence of the extension of the offer, holders of Berlitz common stock may tender or withdraw shares until 5:00 p.m., New York City time, on Thursday, May 31, 2001, unless the offer is further extended. Any such further extension would only occur if required by the terms of the offer or by the SEC.

         Questions or requests for additional information may be directed to Georgeson Shareholder Communications Inc. ((212) 440-9800 or (800) 223-2064), which is acting as Information Agent with respect to the tender offer.

         Benesse is a public company in Japan and its shares are traded on the Tokyo Stock Exchange and the Osaka Securities Exchange. Benesse is the largest educational services company in Japan. Benesse holds the leading position in the Japanese market for correspondence courses, simulated examinations and study aids, with products and services designed for pre-school children and students from elementary school to senior high school. Benesse also publishes Japanese magazines targeted at expectant mothers, young mothers and homemakers and has a growing presence in the field of for-profit social welfare services, principally elder-care facilities and child day-care centers. Benesse Holdings International is a wholly owned subsidiary of Benesse incorporated in Delaware in 1991 to act as a holding company for the stock of Berlitz and to make other strategic investments.

         Berlitz and its franchisees have more than 400 locations in over 50 countries worldwide offering language instruction, cross-cultural training, document translation, software localization and interpretation services. In addition, Berlitz offers a wide range of publishing products such as dictionaries, phrase books, travel guides and self-study language instruction materials including CDs and audiocassettes.


Contact:  Georgeson Shareholder Communications Inc.
          Attn: Donna Ackerly / Chris Hayden
          17 State Street, 10th Floor
          New York, New York 10004
          Phone:  (212) 440-9800 or (800) 223-2064 (toll free)